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                            [LETTERHEAD OF GRUPO TMM]


May 1, 2003

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Filing Desk

     Re: GRUPO TMM, S.A. REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-99075)

Ladies and Gentlemen:

         Grupo TMM, S.A. (the "Company") hereby requests the withdrawal of Post-Effective Amendment No. 2 to the registration statement on Form F-4 filed by the Company with the Securities and Exchange Commission (the "Commission") on April 24, 2003, and all exhibits filed therewith (the "Registration Statement"). The Registration Statement was coded incorrectly as a "Form F-4 POS" filing rather than as an amendment filing on "POS AM." To correct the error, an amendment filing on "POS AM" was subsequently properly refiled on April 28, 2003.

         If you have any questions regarding this application for withdrawal, please do not hesitate to contact Tom Janson at (213-892-4473).


                                             Sincerely,


                                             GRUPO TMM, S.A

                                             By: /s/  JACINTO MARINA CORTES
                                                 ----------------------------
                                                 Name: Jacinto Marina Cortes
                                                 Title: Chief Financial Officer